UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
INR3,000,000,000
6.20 per cent. Notes due 6 October 2026
payable in United States dollars
Series No.:886-03-1

(to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due
6 October 2026 payable in United States dollars issued on 6 October 2016, with the
INR11,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars
issued on 31 October 2017 and with the INR3,000,000,000 6.20 per cent. Notes due 6 October
2026 payable in United States dollars issued on 31 October 2019)

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 February 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of INR3,000,000,000 principal amount of 6.20 per cent. Notes due 6 October 2026 payable in United States dollars (Series No.: 886-03-1) (the "Notes") (to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016, with the INR11,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 31 October 2017 and with the INR3,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 31 October 2019) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 4 February 2020 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 4 February 2020. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is JPMorgan Chase Bank N.A., London Branch, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 4 February 2020, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 4 February 2020, with The Toronto-Dominion Bank (the "Manager") pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating INR3,000,000,000 (payable in U.S.$41,952,526.52) for an issue price of 100.2597 per cent. of the principal amount plus INR62,000,000 (payable in U.S.$867,018.88) on account of accrued interest for 120 days from and including 6 October 2019 to but excluding 6 February 2020 (the "Issue Date"), less an underwriting fee of 0.20 per cent. of the principal amount (INR6,000,000 payable in US$83,905.05). For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be INR3,063,791,000 (payable in U.S.$42,844,591.06). The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 6 February 2020. The Manager proposes to offer all the Notes to the public at the public offering price of 100.2597 per cent. plus INR62,000,000 (payable in U.S.$867,018.88) on account of accrued interest for 120 days from and including 6 October 2019 to but excluding the Issue Date.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.2597%*	0.20%	100.0597%*
Total in INR	INR3,007,791,000**	INR6,000,000	INR3,001,791,000**
Total in U.S.$	U.S.$42,061,477.23***	U.S.$83,905.05	U.S.$41,977,572.18***

* Plus 120 days' accrued interest.

** Plus INR62,000,000 on account of accrued interest for 120 days from and including 6 October 2019 to but excluding the Issue Date.

*** Plus U.S.$867,018.88 on account of accrued interest for 120 days from and including 6 October 2019 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$15,000*
Listing Fees (Luxembourg)	U.S.$2,482*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds
See the Prospectus, page 5.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 4 February 2020, previously filed under a report of the ADB dated 4 February 2020.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

       (ii)   Terms Agreement dated 4 February 2020, previously filed under a report of the ADB dated 4 February 2020.

(d)   (i)   Information Statement dated 17 April 2019, previously filed under a report of the ADB dated 17 April 2019.

       (ii)   Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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THOMAS J. MOLONEY
RICHARD S. LINCER
JAMES A. DUNCAN
STEVEN M. LOEB
CRAIG B. BROD
NICOLAS GRABAR
CHRISTOPHER E. AUSTIN
HOWARD S. ZELBO
DAVID E. BRODSKY
ARTHUR H. KOHN
RICHARD J. COOPER
JEFFREY S. LEWIS
PAUL J. SHIM
STEVEN L. WILNER
ANDRES DE LA CRUZ
DAVID C. LOPEZ
MICHAEL A. GERSTENZANG
LEV L. DASSIN
NEIL Q. WHORISKEY
JORGE U. JUANTORENA
MICHAEL D. WEINBERGER
DAVID LEINWAND
DIANA L. WOLLMAN
JEFFREY A. ROSENTHAL
MICHAEL D. DAYAN
CARMINE D. BOCCUZZI, JR.
JEFFREY D. KARPF
KIMBERLY BROWN BLACKLOW
ROBERT J. RAYMOND
SUNG K. KANG
SANDRA L. FLOW
FRANCISCO L. CESTERO
FRANCESCA L. ODELL
WILLIAM L. MCRAE
JASON FACTOR
JOON H. KIM
MARGARET S. PEPONIS
LISA M. SCHWEITZER
JUAN G. GIRÁLDEZ
DUANE MCLAUGHLIN
BREON S. PEACE
CHANTAL E. KORDULA
BENET J. O'REILLY
ADAM E. FLEISHER
SEAN A. O'NEAL
GLENN P. MCGRORY
MATTHEW P. SALERNO
MICHAEL J. ALBANO
VICTOR L. HOU
ROGER A. COOPER
AMY R. SHAPIRO
JENNIFER KENNEDY PARK
ELIZABETH LENAS
LUKE A. BAREFOOT
JONATHAN S. KOLODNER
DANIEL ILAN
MEYER H. FEDIDA
ADRIAN R. LEIPSIC
ELIZABETH VICENS
ADAM J. BRENNEMAN
ARI D. MACKINNON
JAMES E. LANGSTON
JARED GERBER
COLIN D. LLOYD
COREY M. GOODMAN
RISHI ZUTSHI
JANE VANLARE
DAVID H. HERRINGTON
KIMBERLY R. SPOERRI
AARON J. MEYERS
DANIEL C. REYNOLDS
ABENA A. MAINOO
HUGH C. CONROY, JR.
JOSEPH LANZKRON
MAURICE R. GINDI
KATHERINE R. REAVES
RAHUL MUKHI
ELANA S. BRONSON
MANUEL SILVA
KYLE A. HARRIS
LINA BENSMAN
ARON M. ZUCKERMAN
RESIDENT PARTNERS

SANDRA M. ROCKS
JUDITH KASSEL
PENELOPE L. CHRISTOPHOROU
BOAZ S. MORAG
MARY E. ALCOCK
HEIDE H. ILGENFRITZ
KATHLEEN M. EMBERGER
AVRAM E. LUFT
ANDREW WEAVER
HELENA K. GRANNIS
JOHN V. HARRISON
CAROLINE F. HAYDAY
NEIL R. MARKEL
KENNETH S. BLAZEJEWSKI
LAURA BAGARELLA
SHIRLEY M. LO
JONATHAN D.W. GIFFORD
SUSANNA E. PARKER
DAVID W.S. YUDIN
RESIDENT COUNSEL

LOUISE M. PARENT
OF COUNSEL

D: +1 212 225 2864
jkarpf@cgsh.com

6 February 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the "Manager") named in the terms agreement dated as of 4 February 2020 between the Asian Development Bank (the "ADB") and the Manager (the "Terms Agreement"), in connection with the offering by ADB of INR3,000,000,000 principal amount of 6.20 per cent. Notes due 6 October 2026 payable in United States dollars (Series No. 886-03-1) (the "Notes") (to be consolidated and form a single series with the INR9,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 6 October 2016, with the INR11,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 31 October 2017 and with the INR3,000,000,000 6.20 per cent. Notes due 6 October 2026 payable in United States dollars issued on 31 October 2019) pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 4 February 2020;

(b) the standard provisions dated as of 28 April 2011 (as amended through the date hereof) and an executed copy of the Terms Agreement, each relating to the issuance of Notes by ADB;

(c) an executed copy of the global agency agreement dated as of 28 April 2011 (the "Global Agency Agreement"), between ADB and Citibank, N.A., as global agent (the "Global Agent");

(d) a specimen of the Notes;

(e) the letter of instruction dated 4 February 2020 from ADB to the Global Agent, requesting the authentication and delivery of the Notes; and

(f) the opinion of the Deputy General Counsel and Officer-in-Charge, Office of the General Counsel of ADB dated 6 February 2020 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when duly executed and authenticated in accordance with the Global Agency Agreement and delivered and paid for in accordance with the Terms Agreement, will constitute valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP



By _____

Jeffrey D. Karpf, a Partner